Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

By Electronic Mail

November 1, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 26, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Mural Oncology plc (the "Registrant") a copy of the Registrant's application on Form 10-12(b) for the registration of the following security:

Ordinary shares, nominal value $0.01

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi